Exhibit 99.5

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	May 15, 2014
For Immediate Release	NR#14-05

MAG SILVER REPORTS FIRST QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three months ended March 31, 2014.  For complete details of the first quarter unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars unless otherwise specified.

At March 31, 2014, the Company had working capital of $21,149,446 (compared to $37,917,231 at March 31, 2013), including cash of $20,072,036 (compared to $37,790,974 at March 31, 2013). The Company currently has sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months.  The primary use of cash during the quarter ended March 31, 2014 was for advances to Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), which along with MAG’s Juanicipio expenditures on its own account, totaled $1,755,906 (2013: $77,536).  The Company also expended $1,374,424 (2013: Nil) on the Salamandra earn in option, and $357,726 (2013: $1,559,977) on its other exploration and evaluation properties.

The Company’s net loss for the three months ended March 31, 2014 amounted to $1,093,162 (March 31, 2013: $1,658,073) or $0.02/share (March 31, 2013: $0.03/share).  The net loss decreased in the current quarter compared to prior period, primarily as a result of lower share based payment expense of $434,408 (March 31, 2013: 636,600), and no placement fees incurred in the current quarter (March 31, 2013: 143,900).  In the quarter ended March 31, 2014, the Company granted no stock options (March 31, 2013: 100,000 stock options) but recorded $434,408 (March 31, 2013: $636,600) of share based payment expense (a non-cash item) relating to stock options vesting to employees and consultants in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

Project Updates

At Minera Juanicipio, the proposed 2014 development budget is $11.4 million (MAG’s 44% share is $5 million), and is designated primarily for the ramp advancement and some detailed engineering.  The Juanicipio ramp decline is currently advancing with conventional drill and blast cycles as well as with the continuous miner.  In addition to the planned Juanicipio development work, exploration is also planned in 2014 to seek new veins and trace structures and veins in neighbouring parts of the district onto the Minera Juanicipio joint venture ground. The proposed 2014 exploration budget for Minera Juanicipio is US$3.6 million (MAG’s 44% share is US$1.6 million).  As at March 31, 2014 Minera Juanicipio had $4.3 million in cash available for 2014 budgeted exploration and development.

An updated independent mineral resource estimate for the Juanicipio property is currently in progress, and is expected in the second quarter of 2014.

No active exploration is currently being undertaken on the Cinco de Mayo property, as the Company remains in the process of negotiating a renewed surface access agreement with the local Ejido.  The overall timeline to successful resolution and renewed surface access is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at a settlement agreement that would be fully supported by the majority of the Ejido; and, the ability of the Ejido to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.

At Salamadra, where the Company has an option to earn up to 70% of the property, the system remains open in all directions.  The Phase II drill program is currently ongoing with two drill rigs and assays pending, as the Company continues to delineate the system while fleshing out the best intercepts.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX, MVG: NYSE MKT) is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas Silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG Silver Corp.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html